

16012600

SEC
Mail Processing
Section
FEB 29 2016
Washington DC

Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklight Place Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~1901 Butterfield Road, Suite 220~~
(No. and Street)

Downers Grove (City) Illinois (State) 60515 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Hoelzel (888) 976 - 0659
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Hoelzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



OFFICIAL SEAL
ROSINA V SCRIBNER
Notary Public - State of Illinois
My Commission Expires Jul 10, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklight Place Securities, Inc.

Financial Report
with Supplementary Information
December 31, 2015

Brooklight Place Securities, Inc.

Contents



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Brooklight Place Securities, Inc.

We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. (an Illinois corporation) (the "Company") as of December 31, 2015 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Brooklight Place Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooklight Place Securities, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Brooklight Place Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brooklight Place Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, Illinois
February 25, 2016


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Brooklight Place Securities, Inc.

Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 229,085
Commissions receivable	151,044
Other receivables	8,606
Prepaid expenses	35,620
Broker deposits	25,000
Furniture, computer hardware and software - Net of accumulated depreciation of $13,959	24,441
Deferred tax asset	17,257
Total assets	**$ 491,053**

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 119,164
Other accounts payable and accrued expenses	7,209
Total liabilities	126,373
Stockholder's Equity	
Common stock, $1 par value:	
Authorized - 1,000 shares; issued and outstanding - 360 shares (owned by Crabtree Holdings, LLC)	360
Additional paid-in capital	289,996
Retained earnings	74,324
Total stockholder's equity	364,680
Total liabilities and stockholder's equity	**$ 491,053**

Brooklight Place Securities, Inc.

Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions:	
Security transactions	$ 162,701
Mutual fund	1,672,624
Variable annuity	1,650,388
Equity indexed annuity	15,316
Investment advisory	1,475
Mutual fund trail commissions	87,479
Other income	29,612
Total revenues	3,619,595
Expenses	
Commissions	2,828,845
Employee compensation and related benefits	333,330
Other general and administrative expenses	441,471
Total expenses	3,603,646
Income Before Income Taxes	15,950
Income Tax Expense	5,713
Net Income	**$ 10,237**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2015	$ 360	$ 289,996	$ 64,087	$ 354,443
Net Income	-	-	10,237	10,237
Balance - December 31, 2015	**$ 360**	**$ 289,996**	**$ 74,324**	**$ 364,680**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net Income	$ 10,237
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	7,064
Changes in operating assets and liabilities:	
Increase in receivables	(51,040)
Decrease in prepaid expenses	2,243
Decrease in deferred income taxes	5,713
Increase in commissions payable	37,011
Decrease in accounts payable and accrued expenses	(150,998)
Net cash used by operating activities	(139,770)
Cash Flows from Investing Activities	
Capital expenditures	(18,474)
Net cash used by investing activities	(18,474)
Net Decrease in Cash and Cash Equivalents	(158,244)
Cash and Cash Equivalents - Beginning of year	387,329
Cash and Cash Equivalents - End of year	$ 229,085

See Notes to Financial Statements.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities. The Company is a wholly owned subsidiary of Crabtree Holdings, LLC, which in turn is owned 50 percent by Charles R. Brettell and 50 percent by Jeffery K. Hoelzel.

The Company is primarily involved in the sale of mutual funds and variable annuities with 82.49% of total mutual fund sales placed with the American Funds, Franklin Templeton, Putnam Investments, Alliance Bernstein, Invesco and mutual funds held in a brokerage account at RBC Correspondent Services and 69% of total variable annuities placed with Jackson National, Prudential Annuities, SunAmerica, Allianz and Pacific Life during 2015. Approximately 63% of the Company's 2015 business was transacted in Illinois, Ohio, Michigan, Massachusetts and Wisconsin. Additionally, five registered representatives produced 30% of the total revenue in 2015.

Certain insurance companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions - Commission revenue is recognized on a trade-date basis as transactions occur. Commission expense is recorded at the same time as related commission revenue.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the

purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for furniture, computer hardware and software.

Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. The Company's deferred tax asset primarily stems from net operating loss carry forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company recognized a deferred tax asset of $17,257 as of December 31, 2015 related to unused net operating loss carry forwards. The remaining net operating loss carryforward for tax purposes will expire in 2033. No valuation allowance was deemed necessary as the Company expects future tax liabilities to exceed the available net operating loss carryforward in the near term.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 - Commitments and Contingencies

At December 31, 2015, there were no commitments or contingencies related to legal actions.

Note 5 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, 50 percent owner of Crabtree Holdings, LLC) and Jeffery K. Hoelzel (also 50 percent owner of Crabtree Holdings, LLC). Through December 31, 2015, Prosody Consulting, LLC was paid $94,415 and Jeffery K. Hoelzel was paid $108,000. Other accounts payable and accrued expenses on the statement of financial condition include $1,113 for reimbursement of expenses paid on behalf of the Company by Mr. Hoelzel.

Note 6 - Transactions with Customers

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2015, there were no amounts subject to potential indemnification.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2015, the Company had net capital of $278,756, exceeding the requirement by $228,756. At December 31, 2015, the ratio of aggregate indebtedness to net capital was .45 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued.

Supplementary Information

Brooklight Place Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1
December 31, 2015

Aggregate Indebtedness		
Total liabilities	**$**	**126,373**
Net Capital		
Stockholder's equity	$	364,680
Less nonallowable assets:		
Prepaid expenses		(35,620)
Nonallowable receivables		(8,606)
Deferred tax asset		(17,257)
Computer hardware and software		(24,441)
Total nonallowable assets		(85,924)
Net capital before haircuts		278,756
Haircuts on common stock		-
Net capital	**$**	**278,756**
Capital Requirements		
Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000)	$	50,000
Net capital in excess of requirement		228,756
Net capital as above	**$**	**278,756**
Ratio of aggregate indebtedness to net capital		**.45 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2015.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

Brooklight Place Securities, Inc.

Statement Regarding Rule 15c3-3
December 31, 2015

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Brooklight Place Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brooklight Place Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brooklight Place Securities, Inc. stated that Brooklight Place Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brooklight Place Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brooklight Place Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 25, 2016

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS



Brooklight Place Securities

Brooklight Place Securities, Inc. is a member of FINRA & SIPC

BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 23, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brooklight Place Securities, Inc. is a broker/dealer registered with the SEC and FINRA
- Brooklight Place Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2015
- Brooklight Place Securities, Inc. has met the identified exemption provisions of paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2015, without exception.



Name: Jeffery K. Hoelzel
Title: President

February 23, 2016
Date

1901 Butterfield Road, Suite 220 • Downers Grove, Illinois 60515
(888)976-0659 • www.brooklightplacesecurities.com



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Brooklight Place Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Brooklight Place Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Brooklight Place Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Brooklight Place Securities, Inc.'s management is responsible for Brooklight Place Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (the general ledger), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 25, 2016


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2498*******************MIXED AADC 220
032673 FINRA DEC
BROOKLIGHT PLACE SECURITIES INC
1901 BUTTERFIELD RD STE 220
DOWNERS GROVE IL 60515-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Hoelzel (630) 908-4736

2. A. General Assessment (item 2e from page 2) $ 406.75

B. Less payment made with SIPC-6 filed **(exclude interest)** (239.17)

July 20, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 167.58

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 167.58

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brooklight Place Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of February, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,619,595

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,411,966

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

________ 44,928

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 3,456,894

2d. SIPC Net Operating Revenues $ 162,701

2e. General Assessment @ .0025 $ 406.75

(to page 1, line 2.A.)